SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
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The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X          Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                No      X
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CNH GLOBAL N.V.
Form 6-K for the month of October 2007
List of Exhibits:
1. News Release entitled, “Case Selected by Oldcastle Materials as Preferred Supplier”

For Immediate Release

Contact:
Tom McLaughlin	Joyce Watson, VP of PR
Case Construction Equipment, Inc.	Oldcastle Materials, Inc.
262/636-7498	434/295-4425
thomas.mclaughlin@cnh.com	joyce.watson@oldcastlematerials.com
Case Selected by Oldcastle Materials as Preferred Supplier
RACINE, Wis. (Oct. 17, 2007) — Case Construction Equipment today announced that Oldcastle Materials, Inc., the leading vertically integrated supplier of aggregates, asphalt, ready-mix concrete and paving services in the United States, has selected Case as one of only three preferred suppliers of construction equipment to its $6 billion operation.
Oldcastle Materials is a federation of companies with more than 1,200 locations in 41 states. According to James Hasler, vice president, Case Construction Equipment-North America, Case will support Oldcastle’s equipment needs through its network of 240 dealer locations across the United States.
“Case has an outstanding reputation and has earned preferred supplier status based on key criteria as defined by our Equipment Advisory Board,” said Michael Coffey, vice president of Equipment Services, Oldcastle Materials, Inc. “This includes the performance and quality of Case equipment, the strength of their dealer network, a commitment to uptime, and the can-do attitude of their people.”
(more)

Page Two / Oldcastle Materials Selects Case
“We are excited to be one of Oldcastle’s equipment partners. They are an industry-leading organization,” said Hasler. “We’re confident that Case wheel loaders, articulated dump trucks, excavators, rough-terrain forklifts and other equipment will deliver the value and performance Oldcastle requires. We look forward to supplying and supporting each of their locations in the years ahead.”

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), www.cnh.com.
Oldcastle Materials is the leading vertically integrated supplier of aggregates, asphalt, ready-mix concrete and paving services in the United States. Annually, it produces 199 million tons of aggregates, 68 million tons of asphalt and 11 million cubic yards of ready mix concrete at more than 1,200 locations nationwide.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

October 18, 2007